                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                       Oxboro Medical International, Inc..
                       -----------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   691384 20 0
                                   -----------
                                 (CUSIP Number)

                             Girard P. Miller, Esq.
                           Lindquist & Vennum P.L.L.P.
                                 4200 IDS Center
                             80 South Eighth Street
                          Minneapolis, Minnesota 55402
                            Telephone: (612) 371-2467
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 5 Pages

-------------------------------------------
CUSIP No.     691384 20 0
---------  --------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

           Kenneth W. Brimmer
           (FEIN Not required)
---------  --------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                      (a)  / /
                                                                                                    (b)  /X/
---------  --------------------------------------------------------------------------------------------------
    3      SEC USE ONLY
---------  --------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See instructions)               00 (Cash Reserves)
---------  --------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)       / /
---------  --------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Mr. Brimmer is a citizen of the United States and a resident of the State of Minnesota.
---------  --------------------------------------------------------------------------------------------------

                          7     SOLE VOTING POWER
                                                                        152,096
       NUMBER OF         -------------------------------------------------------------------------------------
        SHARES            8     SHARED VOTING POWER                     80,000
     BENEFICIALLY        -------------------------------------------------------------------------------------
       OWNED BY
         EACH             9     SOLE DISPOSITIVE POWER                  152,096
       REPORTING         -------------------------------------------------------------------------------------
        PERSON
         WITH            10     SHARED DISPOSITIVE POWER                80,000
                         -------------------------------------------------------------------------------------

---------  --------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               232,096
---------  --------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                         /X/

           (See instructions)
---------  --------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           According to the transfer agent for the Issuer, there were 1,340,336 shares of Common Stock outstanding at December 3, 1999. Assuming this number of shares outstanding as of the date of the events which require the filing of this Amendment, the amount in Line 11 above represents 16.8% of the Issuer's outstanding shares. The amount on
           Line 11 includes recent purchases of 80,064 shares of Common Stock and 40,032 warrants, each for purchase of one share of Common Stock, on an as-if- converted basis.
---------  --------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See instructions)

                               IN and 00 (IRA Account)
---------  --------------------------------------------------------------------------------------------------


                                Page 2 of 5 Pages

CUSIP No. 691384 20 0

Item 1.  SECURITY AND ISSUER.

         (a) Title of Class of Securities: Common Stock, $.01 par value (the "Common Stock") and one-year Warrants, each immediately exercisable for purchase of one share of Common Stock of the Issuer (the "Warrants").

         (b)      Name of Issuer: Oxboro Medical International, Inc.

         (c) Address of Issuer's Principal Executive Offices: 13828 Lincoln Street, N.E., Ham Lake, MN 55304

Item 2.  IDENTITY AND BACKGROUND.

         (a) Name of Person Filing: Kenneth W. Brimmer (the "Reporting Person"). This Schedule 13D also pertains to securities beneficially owned for the benefit of Jaye M. Snyder, spouse of Kenneth W. Brimmer, and such shares are included within the references herein.

         (b)      Business Address: 720 South Fifth Street, Hopkins, Minnesota
                  55343

         (c)      Principal Occupation or Employment: Business Manager

         (d)      Conviction in a criminal proceeding during the last five
                  years:    No

         (e) Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: No

         (f) Citizenship: Mr. Brimmer is a citizen of the United States and a resident of Minnesota.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Cash reserves.

Item 4.  PURPOSE OF TRANSACTION.

         As reported in Item 5(c) below, the Reporting Person acquired an aggregate 80,604 shares of Common Stock and 40,032 Warrants for purchase of Common Stock of the Issuer as of November 30, 1999. The acquisitions were effected by the exercise of an oversubscription privilege and rights to purchase to which the Reporting Person was entitled pursuant to a Rights Offering and Oversubscription Privilege described in the Issuer's registration statement on Form S-3 (the "Rights Offering"). The Over- subscription Privilege entitled the Reporting Person to exercise one or more rights, each for purchase of two shares of Common Stock and a Warrant for purchase of one share of Common Stock at a purchase price of $2.50. The Rights Offering became effective on September 1, 1999 and concluded on November 30, 1999. The acquisitions were made by the Reporting Person for investment purposes.


                                Page 3 of 5 Pages

         (a) On July 22, 1999, as described in the Issuer's registration statement on Form S-3, the Reporting Person agreed to exercise purchase rights in the Issuer's Rights Offering, to the extent necessary to ensure the issuer satisfies the net tangible asset requirement to continue to be listed on the Nasdaq Smallcap Market.

Item 5.  INTEREST IN SECURITIES OF ISSUER

         (a)      Number and Percentage of Class beneficially owned:

                  Pursuant to the Rights Offering effected by the Issuer, the Reporting Person purchased an aggregate 80,064 shares of Common Stock and 40,032 Warrants for purchase of Common Stock as of November 30, 1999. The 120,096 securities may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by the Reporting Person. As a result the November acquisitions, the Reporting Person holds an aggregate 236,096 securities of the Issuer, which represents 16.8% of the 1,340,336 shares of the Issuer reported by the Issuer's transfer agent as outstanding at December 3, 1999.

         (b) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the cover page.

         (c)      Recent transactions in Common Stock:

                  The Reporting Person purchased shares of Common Stock and Warrants of the Issuer as set forth below, as of November 30, 1999, and made such transactions pursuant to the Oversubscription Privilege of the Rights Offering effected by the Issuer. Pursuant to the terms of the Rights Offering and for each share held at August 20, 1999, the Reporting Person was entitled to purchase two shares of Common Stock and one immediately exercisable Warrant for purchase of one share of Common Stock, at a purchase price of $2.50. During the Oversubscription phase of the Rights Offering from November 1 to November 30, 1999, the Reporting Person was entitled to the same purchase rights at $2.50 per right, to the extent shares of Common Stock and Warrants remained available for purchase:


                                                               Total
                    No. of Shares    No. of Warrants       Purchase Price
                    -------------    ---------------       --------------
                      48,064             24,032                $60,080
                      16,000              8,000                 20,000
                      16,000              8,000                 20,000

         (d) Ability to Direct the Receipt of Dividends or the Proceeds of Sale of Securities:

                  Not applicable.

         (e)      Last Date on Which Reporting Person Ceased to be a 5% Holder:

                  Not applicable.


                                Page 4 of 5 Pages

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, except that as described in the Issuer's Registration Statement on Form S-3, the Reporting Person has agreed to exercise purchase rights in the Issuer's Rights Offering, to the extent necessary to ensure that the Issuer satisfies the net tangible asset requirement to continue to be listed on the Nasdaq Smallcap Market. In addition, the Reporting Person has an informal, unwritten, non-binding understanding with Gary W. Copperud, (who is mentioned in Item 5 above and who also is filing a Schedule 13(d)). Such understanding, to date, is to the effect that each will try (but not necessarily beforehand) to keep the other informed of any significant purchases or sales which such person makes, and that each will share, with the other, information concerning the Issuer, and requests for information addresses to the Issuer, which might affect the valuation of their respective investments.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) Registration Statement on Form S-3 as amended of Oxboro Medical International, Inc. filed on July 22, 1999 is incorporated by reference herein.

                                    SIGNATURE

           After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   December 14, 1999.


                                                /s/ Kenneth W. Brimmer
                                                ------------------------------
                                                    Kenneth W. Brimmer

                                Page 5 of 5 Pages